Prospectus Supplement No. 4 (to Prospectus dated April 19, 2023)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-269456

Bridger Aerospace Group Holdings, Inc.

120,277,192 Shares of Common Stock

Up to 26,650,000 Shares of Common Stock Issuable Upon

Exercise of the Warrants

Up to 9,400,000 Warrants

This prospectus supplement updates and supplements the prospectus dated April 19, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-269456). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on November 24, 2023 (the “Current Report”), which is attached to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus, or their permitted transferees, of (a) up to 120,277,192 shares of our common stock, $0.0001 par value (“Common Stock”), consisting of (i) up to 102,322,388 shares of Common Stock issued or issuable to the direct and indirect equityholders of Legacy Bridger (as defined in the Prospectus) in connection with the Business Combination (as defined in the Prospectus) at an implied equity consideration value of $10.00 per share of Common Stock, inclusive of up to 63,240,644 shares of Common Stock that may be issuable upon the conversion of shares of Series A Preferred Stock (as defined in the Prospectus); (ii) up to 5,951,615 shares of Common Stock issuable to the holders of certain restricted stock units that were issued by Legacy Bridger and assumed by us in connection with the closing (the “Closing”) of the Business Combination, which were granted at no cost to the recipients thereof; (iii) up to 2,488,189 shares of Common Stock that were originally issued in a private placement to JCIC Sponsor (as defined in the Prospectus) prior to the JCIC IPO (as defined in the Prospectus) (75,000 of which were subsequently transferred by the JCIC Sponsor to independent directors of JCIC), which were acquired at a purchase price equivalent to approximately $0.003 per share; (iv) up to 115,000 shares of Common Stock originally issued at the Closing to JCIC Sponsor in full consideration of the outstanding $1,150,000 loan balance under the Promissory Note (as defined in the Prospectus) for an equivalent purchase price of $10.00 per share; and (v) up to 9,400,000 shares of Common Stock issuable upon the exercise, at an exercise price of $11.50 per share, of the private placement warrants originally issued in connection with the JCIC IPO (the “Private Placement Warrants”) and (b) up to 9,400,000 Private Placement Warrants originally acquired by JCIC Sponsor in connection with the JCIC IPO for $1.00 per Private Placement Warrant.

The Prospectus and this prospectus supplement also relate to the issuance by us of up to an aggregate of 26,650,000 shares of Common Stock that may be issued upon exercise of the Warrants (as defined in the Prospectus), including 9,400,000 Private Placement Warrants and 17,250,000 Public Warrants (as defined in the Prospectus).

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates and supplements the information in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Public Warrants are listed on The Nasdaq Global Market under the symbols “BAER” and “BAERW,” respectively. On November 24, 2023, the closing price of our Common Stock was $5.79 and the closing price for our Public Warrants was $0.20.

See the section entitled “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful of complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 27, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 17, 2023

Bridger Aerospace Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41603	88-3599336
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

90 Aviation Lane Belgrade, MT	59714
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (406) 813-0079

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BAER	The NASDAQ Stock Market LLC
Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50 per share	BAERW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On November 17, 2023, Bridger Aerospace Group Holdings, Inc. (“Bridger” or the “Company”) entered into a Services Agreement (the “Agreement” or the “Services Agreement”) with a subsidiary (the “Owner”) of MAB Funding, LLC. As previously announced, MAB Funding, LLC is a joint venture entity owned by a fund for which Marathon Asset Management, L.P. acts as investment manager (“Marathon”), a fund for which Avenue Sustainable Solutions Fund, L.P. acts as investment manager (“Avenue”), and Bridger that was created for the purpose of purchasing four Canadair CL-215T Amphibious Aircraft through the public tender process from the Government of Spain for €40.3 million (which purchase is expected to be completed within ten business days of November 17, 2023). Pursuant to the terms of the Services Agreement, Bridger agreed to manage the return to service upgrades, maintenance repair and overhaul of the planes while they are owned and funded by the Owner. The Owner is responsible for reimbursing Bridger for its costs and expenses incurred in connection with the return to service work. Bridger and the Owner agreed to negotiate in good faith to enter into operating lease agreements, pursuant to which Bridger would lease the aircraft from the Owner, prior to the time that each aircraft is returned to service.

Bridger has the right, but not the obligation, to purchase two of the aircraft (referred to as aircraft 1 and aircraft 2) for a total of $40,000,000.00 (the purchase of both aircraft 1 and aircraft 2, the “First Purchase”) during the first 18 months of the Agreement. Additionally, if the Company purchases both aircraft 1 and aircraft 2, the Company has the right, but not the obligation, to purchase the remaining two aircraft (referred to as aircraft 3 and aircraft 4) (the purchase of both aircraft 3 and aircraft 4, the “Second Purchase”) during the first 36 months of the Agreement for a purchase price equal to the greater of (A) (i) the total amount that the Owner paid to acquire aircrafts 1-4, plus the estimated return to service costs for aircrafts 1-4, plus the amount accrued on each of such amounts from the date of the Agreement through the closing date of the Second Purchase at a 22.8% annual interest rate, compounded monthly, plus (ii) the amount of any return to service costs for aircrafts 1-4 in excess of such estimated return to service costs, plus the amount accrued on such amount from the date of such costs through the closing date of the Second Purchase at a 22.8% annual interest rate, compounded monthly, minus (iii) the $40,000,000 payable for the First Purchase, plus the amount accruing on such amount from the closing date of the First Purchase through the closing date of the Second Purchase at a 22.8% annual interest rate, minus (iv) the aggregate lease payments made to the Owner under the operating leases, if any, plus the amount accrued on such amounts from the date of such payment until the closing of the Second Purchase at a 22.8% annual interest rate, compounded monthly, and minus (v) any estimated return to service amounts for aircraft 4 that have not been spent on aircraft 4 as of the closing of the Second Purchase; and (B) an amount necessary to provide the Owner a return equal to 1.5 times the sum of (i) the purchase price allocable to aircraft 3 and aircraft 4, plus (ii) the estimated return to service costs for aircraft 3 and aircraft 4, plus (iii) the amount of any return to service costs for aircraft 3 and aircraft 4 in excess of such estimated return to service costs.

In the event that Bridger does not purchase the aircraft within the time periods set forth in the Agreement, then either party may initiate a sales process for the sale of all aircraft that have not been purchased by the Company, which sales process Bridger will oversee and manage. If the aircraft are sold to a third party through such process, then Bridger must pay the Owner a cash fee equal to the amount, if any, by which the aggregate price of Bridger’s purchase options for such aircraft exceeds the consideration paid by the third-party purchaser for the same aircraft (not to exceed $15 million in aggregate). If the aircraft are not sold to a third party and the Owner has not otherwise entered into an operating lease with a third party for the aircraft, then Bridger must pay the Owner $15 million. Additionally, if the aircraft are not purchased by Bridger, then Owner has the right to sell any or all of the aircraft to a third party.

In addition to the foregoing, the Services Agreement provides that during the term of the Agreement each of Marathon and Avenue will have non-voting observer rights with respect to Bridger’s Board of Directors and each of its committees, and restricts Bridger from acquiring, leasing or operating any new Super Scooper or other firefighting aircraft during the term of the Agreement, excluding the Super Scoopers and other firefighting aircraft currently owned or leased by the Company and its subsidiaries. Further, the Services Agreement prohibits Bridger and its subsidiaries from purchasing other equity interests, assets or properties with cash or cash equivalents, and provides that subject to the Company’s existing debt obligations, Bridger must apply the net cash proceeds from (i) the issuance of equity securities, (ii) the sale of equity interests, assets or properties other than in the ordinary course, (iii) the incurrence of indebtedness in excess of $5 million, other than refinancing indebtedness, and (iv) any sale leaseback or other fundamental corporate transaction, in each case, to satisfy the Company’s obligations under the Agreement.

The Services Agreement terminates automatically upon the date that the Owner has sold or otherwise disposed of the four aircraft and the amounts due and payable under the Services Agreement and related operating leases have been paid. Further, in addition to other customary termination provisions, the Owner may terminate the Agreement at any time during the first 36-months of the Services Agreement upon 90-days written notice to Bridger. In the event that the Owner terminates the Agreement because Bridger is in material breach of the Services Agreement or an operating lease and such material breach is not cured, Bridger experiences an event of default or an acceleration of payment with respect to any material indebtedness, or Bridger has filed for bankruptcy or has taken certain other actions relating to insolvency or a reorganization, then Bridger must pay to the Owner a $15 million termination fee.

In addition to their equity interests in MAB Funding, LLC, Marathon holds certain of the Company’s bonds sold through Gallatin County and Avenue holds shares of the Company’s Series A preferred stock.

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Item 1.02	Termination of a Material Definitive Agreement.

On November 21, 2023, the Company and Robert Eisele and Christopher Eisele, the owners of Big Horn Airways, Inc. (“Bighorn”), mutually agreed to terminate the previously announced Purchase and Sale Agreement, dated as of July 21, 2023, entered into by such parties. There are no termination fees payable by either party, and the Company has agreed to reimburse Bighorn for all fees incurred in connection with the proposed transaction. The amount of reimbursable transaction fees cannot be estimated at this time. The parties elected to mutually terminate the Purchase and Sale Agreement as a result of the delay in being able to consummate the transaction.

Item 8.01	Other Events.

On November 21, 2023, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated November 21, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIDGER AEROSPACE GROUP HOLDINGS, INC.

Dated: November 24, 2023	By:	/s/ James Muchmore
James Muchmore
Chief Legal Officer and Executive Vice President

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Exhibit 99.1

Bridger Aerospace Announces

Pending Closure of Spanish Scooper Transaction

BELGRADE, MT, November 21, 2023– Bridger Aerospace Group Holdings, Inc. (“Bridger” or “Bridger Aerospace”), (NASDAQ: BAER, BAERW), one of the nation’s largest aerial firefighting companies, today announced that it has entered into a joint venture partnership to complete the purchase of four Canadair CL-215T Amphibious Aircraft recently awarded in a public tender process from the Government of Spain for €40.3 million. The purchase by the partnership, which brings together Marathon Asset Management LP, Avenue Sustainable Solutions Fund, and Bridger, is expected to formally close in ten business days.

“Bridger’s mission is to support communities affected by wildfires wherever they occur. There is global demand for specialty aircraft like the CL-215T and, with the addition of these airframes, we are positioned to operate the largest privately owned scooper fleet in the world. Our access to these aircraft represents a strategic and transformative step for Bridger and positions us to expand our customer base and create substantial revenue and cash flow growth for the next several years,” commented Tim Sheehy, Bridger’s Chief Executive Officer.

The terms of the agreement entered into between Bridger and the partnership provide that Bridger will manage the return to service upgrades of the planes while they are owned and funded by the partnership. Bridger has the right, but not the obligation, to acquire each plane as it is ready to be contracted and returned to service. Bridger plans to acquire the aircraft in a sequential manner as they are modified and subsequently contracted for service. Bridger expects the first two Scoopers to be ready for contract operations in the Summer of 2024 in the European Union. The return to service work on the third and fourth Scoopers is expected to commence once Bridger acquires the first two modified and contracted Scoopers from the partnership.

McAndrew Rudisill, Bridger’s Chief Investment Officer, commented, “We are excited to partner with Marathon and Avenue to co-invest in the transformative Spanish Scooper acquisition and appreciate their exhaustive efforts to close this transaction. This private capital solution eliminates the immediate need for any large near-term equity financing and helps strategically position Bridger to further diversify internationally, create exposure to the European fire season, and creates a multi-year growth trajectory for the company.”

About Bridger Aerospace

Based in Belgrade, Montana, Bridger Aerospace Group Holdings, Inc. is one of the nation’s largest aerial firefighting companies. Bridger provides aerial firefighting and wildfire management services to federal and state government agencies, including the United States Forest Service, across the nation, as well as internationally. More information about Bridger Aerospace is available at https://www.bridgeraerospace.com.

Investor Contacts

Alison Ziegler
Darrow Associates
201-220-2678
aziegler@darrowir.com

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About Marathon Asset Management LP

Marathon Asset Management L.P. is a global investment advisor with over $22 billion of capital under management. The firm was founded in 1998 and is managed by Bruce Richards (Co-Founder & CEO) and Louis Hanover (Co-Founder & CIO) and employs more than 180 professionals, with 9 Partners that include Christine Chartouni, Ed Cong, Jason Friedman, Jeff Jacob, Jamie Raboy, Andy Springer and Gaby Szpigiel. Its corporate headquarters is in New York City, and it has offices in London, Tokyo, Miami, Los Angeles and Luxembourg. Marathon is a Registered Investment Adviser with the Securities Exchange Commission. For additional information, please visit the company’s website at www.marathonfund.com.

Press Inquiries:
DJ Morrissey
Prosek Partners
dmorrissey@prosek.com
646.818.9270

About Avenue Sustainable Solutions, L.P.

The Avenue Sustainable Solutions Fund, L.P. seeks to provide creative financing solutions to high-growth companies that can demonstrate a measurable, positive environmental outcome alongside competitive financial returns. For additional information on Avenue Capital Group, which is a global investment firm with assets estimated to be approximately $12.5 billion as of October 31, 2023, please visit www.avenuecapital.com.

Forward Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “poised,” “positioned,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) the future acquisition by the partnership of aircraft from the Government of Spain; (2) current or future demand for Bridger’s services, including for CL-215T’s; (3) the anticipated expansion of Bridger’s operations and increased deployment of Bridger’s aircraft fleet, including any growth of Bridger’s customer base, revenues, and cash flows; (4) Bridger’s provision of services for the CL-215T’s, once acquired, including the timing of any upgrades or repairs and eventual return to service; (5) Bridger’s plans or ability to acquire the CL-215T’s from the partnership and the timing of any such acquisition; (6) Bridger’s planned international operations, including in Europe; and (7) Bridger’s exploration of, need for, or completion of any future financings. These statements are based on various assumptions and estimates, whether or not identified in this press release, and on the current expectations of Bridger’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bridger. These forward-looking statements are subject to a number of risks and uncertainties, including: the ultimate completion or timing of the partnership’s acquisition of the four Canadair CL-215T Amphibious Aircraft from the Government of Spain; Bridger’s ability to identify and effectively implement any current or future anticipated cost reductions, including any resulting impacts to Bridger’s business and operations therefrom; the duration or severity of any domestic or international wildfire seasons; changes in domestic and foreign business, market, financial, political and legal conditions; Bridger’s ability to successfully and timely develop, sell and expand its services, and otherwise implement its growth strategy; risks relating to Bridger’s operations and business, including information technology and cybersecurity risks, loss of requisite licenses, flight safety risks, loss of key customers and deterioration in relationships between Bridger and its employees; risks related to increased competition; risks relating to potential disruption of current plans, operations and infrastructure of Bridger, including as a result of the consummation of any acquisition; risks that Bridger is unable to secure or protect its intellectual property; risks that Bridger experiences difficulties managing its growth and expanding operations; Bridger’s ability to compete with existing or new companies that could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share; the impact of the coronavirus pandemic; the ability to successfully select, execute or integrate future acquisitions into Bridger’s business, which could result in material adverse effects to operations and financial conditions; and those factors discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included in Bridger’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2023 and Bridger’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed with the SEC on November 13, 2023. If any of these risks materialize or Bridger management’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that Bridger presently does not know or that Bridger currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect Bridger’s expectations, plans or forecasts of future events and views as of the date of this press release. Bridger anticipates that subsequent events and developments will cause Bridger’s assessments to change. However, while Bridger may elect to update these forward-looking statements at some point in the future, Bridger specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Bridger’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements contained in this press release.

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